Exhibit 3.1(f)(2)

State of Delaware Secretary of State Division of Corporations Delivered 11:00 AM 03/10/2005 FILED 11:00 AM 03/10/2005 SRV 050203708 – 2328742 FILE

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

BEAZER HOMES SALES ARIZONA INC., the corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBYCERTIFY:

FIRST: That the Board of Directors of Beazer Homes Sales Arizona Inc., by the unanimous written consent of its Directors and sole Shareholder, filed with the minutes of the Board, duly adopted resolutions setting forth a proposed amendment to the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and approved by a vote of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “First” so that, as amended said Article shall be and read as follows:

“The name of this corporation shall be: BEAZER HOMES SALES, INC.”

SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given unanimous written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That said amendment was duly adopted in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 1st day of March, 2005.

Duly Authorized Officer

[Name] lan J. McCarthy
[Title] President